UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
____________

SCHEDULE 13D
Under the Securities Exchange Act of 1934

 (Amendment No.          )

Frezer, Inc.
(Name of Issuer) COMMON STOCK, PAR VALUE $.001 PER SHARE
(Title of Class of Securities) 358341 20 4
(CUSIP Number) Darren Ofsink, Esq. Guzov Ofsink, LLC 600 Madison Avenue New York, New York 10022 Tel. No. (212) 371-8008
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications) March 13, 2009
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or
240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Tingmin Li
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS* OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 51,203,609
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 51,203,609
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 51,203,609
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 42.7%
14		TYPE OF REPORTING PERSON* IN
*SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.                      Security and Issuer.

(a)  This Statement on Schedule 13D relates to the common stock, par value $.001 per share (the "Common Stock"), of Frezer, Inc., a Nevada corporation (the "Company").

(b)  The principal executive offices of the Company are located at No. 90-1 Hongji Street Xigang District, Dalian, 116011, P.R. China.

Item 2.                      Identity and Background.

(a)  This Statement on Schedule 13D is filed by Tingmin Li (the “Reporting Person”).

 (b)  The business address of the Reporting Person is No. 90-1 Hongji Street Xigang District, Dalian, 116011, P.R. China.

(c) The Reporting Person’s principal occupation is Chairman of Monitoring Board of Dalian Befut Wire & Cable Manufacturing Co., Ltd., a PRC corporation (“Dalian Befut”)  (a board that monitors the Board and management of a company, as required by the PRC Company Law) and the principal business address of the company in which he works is the same as set forth under Item 2(b).

(d) & (e) During the last five years, the Reporting Person has  not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) nor during that time has the Reporting Persons been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining the Reporting Person from future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or any finding of any violation with respect to such laws.

(f) The Reporting Person is a citizen of the People’s Republic of China (the “PRC”).

Item 3.                      Source and Amount of Funds or Other Consideration.

On March 13, 2009 (the “Closing Date”), the Company entered into and consummated a transaction whereby the Company acquired 100% of the outstanding shares of common stock of BEFUT Corporation, a Nevada corporation (“Befut Nevada”), from BEFUT International Co. Limited (a British Virgin Islands company (“Befut BVI”) of which the Reporting Person owns approximately 43.48% of the outstanding equity interests), in exchange for the issuance to Befut BVI of a net number of 117,768,300 shares of the Company’s Common Stock and the cancellation of an aggregate of 2,176,170 shares of the Company’s Common Stock.

The Reporting Person is a party to a Stockholders Agreement dated March 13, 2009 among Befut BVI, the Reporting Person and certain other stockholders of Befut BVI pursuant to which each such stockholder has the right to acquire from Befut BVI up to all of such stockholder’s pro rata portion of the Company’s Common Stock owned by Befut BVI in an exchange for an equivalent pro rata portion of the shares of Befut BVI directly owned by such stockholder. The Reporting Person owns approximately 43.48% of the outstanding shares of Befut BVI and may therefore acquire direct ownership of up to an aggregate of 51,203,609 shares of the Company’s Common Stock held by Befut BVI.

Item 4.                      Purpose of Transaction.

The acquisition by the Reporting Person of beneficial ownership of the shares of the Company’s Common Stock was part of a series of transactions undertaken by the Company to accomplish the acquisition of BEFUT Corporation, a Nevada corporation (“Befut Nevada”), which wholly owns Hongkong BEFUT Co., Ltd., a Hong Kong corporation, which wholly owns Befut Electric (Dalian), Co., Ltd., a PRC corporation (“WOFE”), which company has entered into a series of agreements with Dalian Befut, pursuant to which WFOE has established control over Dalian Befut, its captive manufacturing company. Dalian Befut is one of the largest developers, manufacturers and distributors of wire and cable products in Northeastern China.

The other transactions included:

•
the sale to four investors for $500,000 pursuant to a Securities Purchase Agreement (the “Purchase Agreement”), of 15% convertible promissory notes of the Company in the principal amount of $500,000 and warrants to purchase an aggregate of 720,076 shares of the Company’s Common Stock at an initial exercise price of $.1916 per share, which exercise price is subject to adjustment upon the occurrence of certain events, and

•
a series of restructuring transactions by which the Company’s wholly owned subsidiary Befut Nevada, through WOFE, obtained control over the operations and financial affairs of Dalian Befut. The acquisition was structured in this manner since under the laws of the PRC a foreign-owned entity, such as Befut Nevada, is unable to acquire a PRC entity, such as Dalian Befut, by issuing its capital stock, and the Company did not have sufficient cash to purchase all of the assets of Dalian Befut based on their fair value, as required under the laws of the PRC.

The Purchase Agreement contains certain covenants on the Company’s part, including the following: (i) to notify the Securities and Exchange Commission of the transaction, including filing of a Form D, (ii) to comply with the reporting and filing obligations applicable to the Company under the Securities Exchange Act of 1934, as amended, and (iii) to effect a 1 for 4.07 reverse stock split as a result of which the conversion rate of the 15% convertible notes shall be adjusted to be 1 share of the Company’s Common Stock for each $.65 of principal converted.

Except as set forth herein, the Reporting Person has no plans or proposals which would relate to or result in:

(a)	The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

(d)	Any change in the present board of directors or management of the Company, including any plans or proposals to change the number or terms of directors or to fill any existing vacancies on the board;

(e)	Any material change in the present capitalization or dividend policy of the Company;

(f)	Any other material change in the Company's business or corporate structure;

(g)	Changes in the Company's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

(h)
Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

(j)	Any action similar to any of those enumerated above.

The Reporting Person reserves the right from time to time to acquire or dispose of shares of Common Stock, or to formulate other purposes, plans or proposals regarding the Company or securities of the Company held by such Reporting Person to the extent deemed advisable in light of general investment policies, market conditions and other factors.

Item 5.                      Interest in Securities of the Issuer.

(a)  The Reporting Person may be deemed to beneficially own 51,203,609 shares, or approximately 43.7%, of the Company’s Common Stock. The Reporting Person is a party to a Stockholders Agreement dated March 13, 2009 among Befut BVI, the Reporting Person and certain other stockholders of Befut BVI pursuant to which each such stockholder has the right to acquire from Befut BVI up to all of such stockholder’s pro rata portion of the Company’s Common Stock owned by Befut BVI in an exchange for an equivalent pro rata portion of the shares of Befut BVI directly owned by such stockholder. The Reporting Person owns approximately 43.48% of the outstanding shares of Befut BVI and may therefore acquire direct ownership of up to an aggregate of 51,203,609 shares of the Company’s Common Stock held by Befut BVI.

(b)  The Reporting Person may be deemed to share voting and/or dispositive power with Befut BVI and Befut BVI’s controlling shareholder over the 51,203,609 shares reported herein as beneficially owned by the Reporting Person.

(c) Except for the acquisition by the Reporting Persons of the 51,203,609 shares of the Company’s Common Stock on March 13, 2009, no transactions in the Common Stock were effected during the past sixty days by the Reporting Person.

(d)  Not applicable.

(e)  Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Other than as disclosed in Items 3, 4 and 5, to the knowledge of the Reporting Person there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and among such persons and any other person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.                      Material to be Filed as Exhibits.

1.	Share Exchange Agreement dated March 13, 2009 the Company, Befut Nevada and Befut BVI. Incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on March 19, 2009.

2.
Stockholders Agreement dated March 13, 2009 among Befut BVI, Cao and certain other stockholders of Befut BVI. Incorporated by reference to Exhibit 4 to the report on Schedule 13D jointly filed by Befut BVI and Mr. Hongbo Cao on the same day of this report on Schedule 13D.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

/s/ Tingmin Li
Tingmin Li

Date: March 23, 2009